1
U.S. Securities and Exchange Commission
October 15, 2019

Manufactured Housing Properties Inc.
126 Main Street
Pineville, NC 28134

October 15, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Joshua Lobert and Sonia Barros

Re:
Manufactured Housing Properties Inc.

Amendment No 2 to

Offering Statement on Form 1-A

Filed August 23, 2019

File No. 024-10997

Ladies and Gentlemen:

We hereby submit the responses of Manufactured Housing Properties Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated September 5, 2019, providing the Staff’s comments with respect to the Company’s Amendment No. 2 to Offering Statement on Form 1-A/A (as amended, the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment 2 to Form 1-A filed August 23, 2019

Unaudited Pro Forma Consolidated Financial Information, page 9

1.
We have reviewed your response to comment 1. Please revise your filing to provide a pro forma balance sheet to reflect the acquisition of the Crestview manufactured housing community. Reference is made to Rule 8-05 of Regulation S-X.

Response: We have revised the Offering Statement to provide a pro forma balance sheet to reflect the acquisition of the Crestview manufacturing housing community.

Note 3. Fixed Assets, page F-10

2.
We have reviewed your response to comment 3. We note that, in addition to the two acquisitions that occurred during the second quarter of 2019, you have entered into two new purchase and sale agreements to acquire additional real estate operations. We note that these four real estate operations acquired or to be acquired appear to be significant, as the purchase prices exceed 10% of your December 31, 2018 total assets. Please revise your filing to provide the statements of revenues and certain expenses pursuant to Rule 8-06 of Regulation S-X and the pro forma financial information pursuant to Rule 8-05 of Regulation S-X for each significant acquisition completed or probable.

Response: The Staff’s comment relates to the following four properties, two of which are pending and two of which have occurred:

(1)
ARC, which refers to the August 1, 2019 purchase and sale agreement with The Arc Investment Trust, a South Carolina Trust, for the purchase of 5 manufactured housing communities located in South Carolina and a total of 181 sites for a purchase price of $6.5 million. The purchase and sale agreement with The Arc Investment Trust was terminated on September 10, 2019.

(2)
Spring Lake, which refers to the August 5, 2019 purchase and sale agreement entered into with CSC Warner Robbins, a Georgia limited liability company, for the purchase of a manufactured housing community known as Spring Lake Mobile Home Park, which is located in Georgia and totals 225 sites for a purchase price of $5.3 million.

(3)
Hunt Club Forest, which is a community already acquired by us, consisting of a 79 lot all age community situated on 13.02 acres and located in the Columbia, South Carolina metro area.

(4)
B&D, which is a community already acquired by us, consisting of a 97 lot all-age community situated on 17.75 acres and located in Chester, South Carolina.

ARC

In the case of Arc, as noted above, on September 10, 2019, the purchase and sale agreement was terminated. Since this acquisition will not go forward, financial statements are no longer required.

Spring Lake

The Spring Lake acquisition is not probable. We have revised the disclosure in our Offering Statement to indicate that this acquisition is not probable. The Spring Lake acquisition is not probable for the following reasons:

(1)
The Spring Lake purchase and sale agreement contains a due diligence provision (Section 3, Test and Study) that requires the seller to deliver to us certain itemized due diligence items, which are defined as the Seller’s Deliverables. We have 30 days after receipt of all of the Seller Deliverables, which is defined as the “Study Period,” to conduct due diligence. If we are not satisfied with the property in our sole and absolute discretion at any time prior to the expiration of the Study Period we may terminate the agreement by giving written notice of termination to the Seller and then no party would have any further obligations under the purchase and sale agreement. We are not required to pay any penalty or provide any consideration whatsoever to the Seller upon any such termination.

To date, we have not received the Seller’s Deliverables and the 30-day Study Period has not commenced. In our experience, it could take several months before we receive the Seller’s Deliverables due to the nature of this asset class. As a result, it usually takes 6 to 9 months for us to consummate an acquisition, when the acquisitions actually close. Unfortunately, a significant number of our purchase and sale agreements do not make it to closing. In fact, we wrote off $15,663 and $35,301 in transaction costs relating to failed acquisitions in 2019 and 2018, respectively. During fiscal year 2019 we had $85,000 in returned deposits resulting from four terminated purchase and sale agreements that were entered into during the prior fiscal year.

(2)
The term “probable” is not expressly defined, and SEC guidance indicates that the determination of whether a transaction is “probable” depends upon the facts and circumstances. The main consideration is whether the issuer’s financial statements alone would not provide adequate financial information to make an informed investment decision. It is our belief that the Spring Lake acquisition is not likely to be consummated at this point in its progression, especially since we have not yet even begun the Study Period. As a result, if we were to include the financial statements of Spring Lake into the Offering Statement at this time, investors might be confused (or even misled) into thinking that the acquisition is likely to occur. We believe that the issuer’s financial statements alone provide adequate financial information for investors to make an informed investment decision.

(3)
Another factor that should be considered when determining whether an acquisition is probable is whether there is a definitive agreement (as opposed to a non-binding letter of intent) and if there is an agreement, whether there would be any financial penalties for non-consummation. In the manufactured housing industry, many of the sellers lack experience in commercial transactions and often do not maintain books and records in a professional manner. As a result, we cannot undertake our due diligence investigation prior to entering into a definitive agreement. Instead, in order to obtain exclusivity, we are required to enter into a definitive agreement and pay a deposit. However, unlike the case with many other commercial transactions where the entry into the agreement is a pivotal step toward consummating a transaction. In our case, it is actually the beginning of the process. As described above, even after entry into the agreement, the Study Period does not begin until we receive the Seller’s Deliverables. Also, we have a unilateral right to terminate the contract at any time during the Study Period. Finally, we are not required to pay any financial penalty upon termination, and we are entitled to receive back the full deposit previously provided to the seller.

Hunt Club Forest and B&D

We have revised the Offering Statement to include the financial statements for these two acquisitions.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (980) 273-1702 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Manufactured Housing Properties Inc.

By: /s/ Raymond Gee
      Raymond Gee
      Chief Executive Officer

cc:
Louis A. Bevilacqua, Esq.